UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-1210

Verizon North Inc.

(Exact name of registrant as specified in its charter)

1095 Avenue of the Americas, Room 3868

Telephone: (212) 395-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	7 5/8% Debentures, Series C, due 2026
2.	6.90% Debentures, Series D, due 2008
3.	6.40% Debentures, Series E, due 2005
4.	6.375% Debentures, Series F, due 2010
5.	6.73% Debentures, Series G, due 2028
6.	5.65% Debentures, Series H, due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	7 5/8% Debentures, Series C, due 2026	68
2.	6.90% Debentures, Series D, due 2008	108
3.	6.40% Debentures, Series E, due 2005	71
4.	6.375% Debentures, Series F, due 2010	105
5.	6.73% Debentures, Series G, due 2028	41
6.	5.65% Debentures, Series H, due 2008	113

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon North Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 4, 2004	VERIZON NORTH INC.

	By:	/s/ Edwin F. Hall
Edwin F. Hall Controller